EXHIBIT 99.1

                            TOWER SEMICONDUCTOR LTD.
          NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON OCTOBER 27, 2005

     Notice is hereby given that the Annual and Special General Meeting (the "Meeting") of the shareholders of Tower Semiconductor Ltd. ("Tower" or the "Company"), an Israeli company, will be held at the offices of the Company, Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Thursday, October 27, 2005, at 11:00 a.m. (Israel time) for the following purposes:

1. To elect seven members to the Board of Directors of the Company for the coming year.

2.   To appoint a Chairman of the Board of Directors.

3. To approve the appointment of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) as the independent public accountant of the Company for the year ending December 31, 2005 and for the period commencing January 1, 2006 and until the next annual shareholders' meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such auditors.

4. To approve the terms of compensation of our chief executive officer and director Mr. Russell Ellwanger, including the CEO Share Option Plan 2005.

5. To approve an increase in the number of the Company's authorized ordinary shares to 500,000,000 and authorized share capital to NIS 500,000,000 and to amend the Articles of Association to reflect such increase.

6. To approve an amendment to Section 2.2 of the Company's Employee Share Option Plan 2005 to increase the number of Incentive Stock Options (within the meaning of Section 422 of the United States Internal Revenue Code) that may be granted under the Plan from 210,000 to 1,390,000.

7. To amend the Company's Articles of Association to reflect amendments to provisions of the Companies Law, authorizing the Company to indemnify its officers and directors.

8. To approve an amendment to the Exemption and Indemnification Agreement between the Company and each of its officers and directors to the maximum extent permitted by the amended provisions of the Companies Law and the Company's amended Articles of Association.

9. To receive the board and management's report on the business of the Company for the year ended December 31, 2004, and to transact such other business as may properly come before the Meeting.

     Shareholders of record at the close of business on September 22, 2005, are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person.

     Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.


                                             By Order of the Board of Directors,

                                             EHUD HILLMAN
                                             Acting Chairman of the Board
                                             September 22, 2005

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                                 PROXY STATEMENT

                            TOWER SEMICONDUCTOR LTD.
                  HAMADA AVENUE, RAMAT GAVRIEL INDUSTRIAL PARK
                                  P.O. BOX 619
                           MIGDAL HAEMEK 23105, ISRAEL

               ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON OCTOBER 27, 2005


     The enclosed proxy is being solicited by the board of directors (the "Board of Directors") of Tower Semiconductor Ltd. (the "Company" or "Tower") for use at our Annual and Special General Meeting of Shareholders (the "Meeting") to be held on October 27, 2005, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Meeting is established as of the close of business on September 22, 2005. On that date, we had outstanding and entitled to vote 66,707,609 of our ordinary shares, nominal value New Israeli Shekels ("NIS") 1.00 (the "Ordinary Shares").

     The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. We expect to solicit proxies by mail and to mail this proxy statement and the accompanying proxy card to shareholders on or about September 22, 2005. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

     Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of any of the proposals or against any of the proposals or may abstain from voting on any of the proposals. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting. We are not aware of any other matters to be presented at the Meeting.

     Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting or (iii) executing and delivering to us a later-dated proxy. Written revocations and later-dated proxies should be sent to: Corporate Secretary, Tower Semiconductor Ltd., Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel.

     Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to November 3, 2005 at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

     Each of Proposals 1, 2, 3, 4, 5 and 6 to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to each such proposal.

     Each of Proposals 7 and 8 that are to be presented at the Meeting requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast. Furthermore, under the amended Israeli Companies Law, the approval of each of these proposals, require either that: (i) the said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on such proposal or (ii) the said majority, provided that the total votes cast in opposition to the proposal by the disinterested shareholders does not exceed 1% of all the voting power in the Company. Shareholders are requested to notify us whether or not they have a Personal Interest in connection with each of Proposal 7 and 8. (Please see the definition of the term "Personal Interest" below.) If any shareholder casting a vote in connection hereto does not notify us whether or not they have a Personal Interest with respect to Proposal 7 or 8, their vote with respect to such proposal will be disqualified.


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


                             PRINCIPAL SHAREHOLDERS


     The following table and notes thereto set forth information, as of August 31, 2005, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), and on a diluted basis, of Ordinary Shares by any person who is known to own at least 5% of our Ordinary Shares. On such date, 66,707,609 Ordinary Shares were issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of other holders of our Ordinary Shares. However, certain of our shareholders have entered into a shareholders agreement pursuant to which they may be able to exercise control over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions.

                                                                     PERCENT
                                              AMOUNT     PERCENT OF  OF CLASS
IDENTITY OF PERSON OR GROUP                  OWNED (1)    CLASS(1)  (DILUTED)(2)
---------------------------                  ---------    --------  ------------

Israel Corporation Technologies
(ICTech) Ltd. ("ICTech") (3) (4)          15,143,064(5)    22.40       16.16

SanDisk Corporation(4)                    10,427,537       15.55       11.13

Alliance Semiconductor Corporation (4)     9,266,137(7)    13.82        9.89

Macronix International Co. Ltd.(4)         9,070,395(8)    13.54        9.68


     (1) Assumes the holder's beneficial ownership of all Ordinary Shares and all securities that the holder has a right to purchase within 60 days.

     (2) Assumes that all currently outstanding securities to purchase Ordinary Shares have been exercised by all holders.

     (3) On January 31, 2001, Israel Corp. transferred all its beneficial ownership of shares of Tower to ICTech, which is currently in the process of voluntary liquidation.

     (4) Pursuant to a shareholders agreement among Israel Corp., Alliance Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd., each of ICTech, Alliance Semiconductor Corporation, SanDisk Corporation and Macronix Co. Ltd. may be said to have shared voting and dispositive control over 64.0% of the outstanding shares of Tower.

     (5) Based on information provided by ICTech, represents 14,260,504 shares currently owned by ICTech, and 882,560 shares issuable upon the exercise of currently exercisable warrants.

     (6) Based on information provided by SanDisk, represents 10,067,225 shares currently owned by SanDisk, and 360,312 shares issuable upon the exercise of currently exercisable warrants.

     (7) Based upon information provided by Alliance, represents 8,908,390 shares currently owned by Alliance, and 357,747 shares issuable upon the exercise of currently exercisable warrants.

     (8) Based on information provided by Macronix, represents 8,773,395 shares currently owned by Macronix, and 297,000 shares issuable upon the exercise of currently exercisable warrants.


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


           MATTERS RELATING TO THE ANNUAL AND SPECIAL GENERAL MEETING

            At the Meeting, the shareholders will be asked to vote on
                            the following proposals:

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

     Our Board of Directors is currently comprised of nine members, seven of whom are elected to the Board of Directors until our next annual meeting, and two of whom are Outside and Independent Directors who are appointed by our shareholders for fixed terms. The Board of Directors has nominated the seven directors currently serving on the Board of Directors, all named below, for election at the Meeting to serve as directors until the next annual meeting or until their respective successors are duly elected and have qualified.

     If a properly executed proxy does not give specific instructions with respect to the election of directors, the persons named as proxies therein will vote the Ordinary Shares covered thereby FOR the election of all nominees. If any of such nominees is unable to serve (which event is not anticipated), the persons named in the proxy will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

     Set forth below are the names of, and certain other information concerning, the nominees for election as directors at the Meeting:

     EHUD HILLMAN, age 52, has served as Acting Chairman of the Board since May 2005. Mr. Hillman served as Acting Chief Executive Officer from February 10, 2005 until April 30, 2005. Mr. Hillman served as a director from October 1996 through August 1999 and was reappointed to the Board in January 2000. In January 2001, Mr. Hillman was appointed as the Vice Chairman of the Board and resigned as Vice Chairman in March 2005. Mr. Hillman serves on the Tender Committee. Since February 2004 Mr. Hillman has served as a member of the Board of Directors of ZIM Integrated Shipping Services and since March 2001, Mr. Hillman has served as President and Chief Executive Officer of ICTech, a subsidiary of Israel Corp., one of our current principal shareholders. Mr. Hillman served as Chief Financial Officer of Israel Corp. from September 1996 to 1997 and as Executive Vice President and Chief Financial Officer of Israel Corp. from May 1997 to 2001. Mr. Hillman served as a director of several subsidiaries of Israel Corp., including Israel Chemicals Ltd., ZIM Integrated Shipping Services and others. Prior thereto, Mr. Hillman was Vice President and Controller of Clal Industries Ltd. and a director of several companies in the Clal Group.

     DR. ELI HARARI, age 60, has served as a director since January 2001. Dr. Harari serves on the Stock Option and Compensation Committee. Dr. Harari, the founder of SanDisk Corporation, has served as President and Chief Executive Officer and as a director of SanDisk since 1988. In 1983, Dr. Harari founded Wafer Scale Integration (WSI), a semiconductor company acquired by ST Microlectronics in 2000, serving as WSI's President and Chief Executive Officer from 1983 to 1986 and as Chairman and Chief Technical Officer from 1986 to 1988.


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


     MIIN WU, age 56, has served as a director since January 2001. Mr. Wu currently serves as President, Chief Executive Officer and an Executive Director of Macronix International and has been an executive officer of Macronix since its formation in 1989. Mr. Wu received both a B.S. and an M.S. in Electrical Engineering from National Cheng-Kung University in Taiwan as well as an M.S. in Material Science & Engineering from Stanford University.

     N. DAMODARY REDDY, age 67, has served as a director since January 2001. Mr. Reddy served on the Audit Committee until August 1, 2005. Mr. Reddy is the co-founder of Alliance Semiconductor Corporation and has served as its Chairman of the Board, Chief Executive Officer and President from its inception in February 1985. Mr. Reddy also served as the Chief Financial Officer of Alliance Semiconductor from June 1998 until January 1999 and from May 2001 until April 2002. From September 1983 to February 1985, Mr. Reddy served as President and Chief Executive Officer of Modular Semiconductor, Inc., and from 1980 to 1983, he served as manager of Advanced CMOS Technology Development at Synertek, Inc., a subsidiary of Honeywell, Inc. Prior to that time, Mr. Reddy held various research and development and management positions at Four Phase Systems, a subsidiary of Motorola, Inc., Fairchild Semiconductor and RCA Technology Center. Mr. Reddy holds an MS degree in Electrical Engineering from North Dakota State University and an MBA from Santa Clara University.

     YOSSI ROSEN, age 66, has served as a director and Chairman of the Stock Option and Compensation Committee since February 2005. Since November 30, 1998, Mr. Rosen has served as the President and CEO of The Israel Corporation. Mr. Rosen is also Chairman of the Board of Directors of Israel Chemicals Ltd. and a director of its subsidiaries, a member of the Board of Directors and Executive Committee of ZIM Israel Navigation Co. Ltd., Chairman of the Board of Dead Sea Magnesium Ltd. and a director of Oil Refineries Ltd. Mr. Rosen was previously President of Mashav Initiating & Development Ltd. and Chairman of the Board of various industrial companies, such as Nesher cement. Mr. Rosen holds a BA in Economics from the Hebrew University of Jerusalem and an MA in Business Management from the Hebrew University of Jerusalem.

     RUSSELL ELLWANGER, age 50, has served as our Chief Executive Officer since May 1, 2005 and as a director since May 4, 2005. Previously, from 2000, Mr. Ellwanger served at Applied Materials Corporation as general manager of the CMP and Electroplating Business Group, and general manager of the Metrology and Inspection Business Group respectively and most recently served as the general manager of Applied Global Services.

     KALMAN KAUFMAN, age 60, has served as a director and as a member of the Audit Committee since August 2, 2005. Mr. Kaufman also served as Corporate Vice President at Applied Materials. Previously Mr. Kaufman was founder and President of KLA Instruments Israel and General Manager of Kulicke and Soffa Israel. Mr. Kaufman is currently the Chairman of Solgel Nanotechnology and is a member of several boards of directors. He holds engineering degrees from the Technion, Israel Institute of Technology.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:

     "RESOLVED THAT MR. EHUD HILLMAN, DR. ELI HARARI, MR. MIIN WU, MR. N.D. REDDY, MR. YOSSI ROSEN, MR. RUSSELL ELLWANGER AND MR. KALMAN KAUFMAN ARE HEREBY ELECTED TO SERVE AS MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR RESPECTIVE SUCCESSORS ARE DULY ELECTED AND QUALIFIED."

     The election of the director nominees requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.


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


                                 PROPOSAL NO. 2

            PROPOSAL TO APPOINT A CHAIRMAN OF THE BOARD OF DIRECTORS

     Pursuant to a provision of our Articles of Association, our shareholders are to appoint a member of the Board of Directors to serve as its Chairman. The Board of Directors has nominated Mr. Ehud Hillman, to serve as the Chairman of our Board of Directors until the next annual meeting of the shareholders.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:

     "RESOLVED THAT THE APPOINTMENT OF MR. EHUD HILLMAN AS THE CHAIRMAN OF THE BOARD OF DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING OF THE SHAREHOLDERS OR UNTIL HIS SUCCESSOR SHALL BE DULY APPOINTED AND QUALIFIED IS HEREBY APPROVED."

     The reappointment of Mr. Ehud Hillman as the Chairman of the Board of Directors requires the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPOINTMENT OF MR. EHUD HILLMAN AS THE CHAIRMAN OF THE BOARD OF DIRECTORS TO SERVE UNTIL THE NEXT ANNUAL MEETING OR UNTIL HIS SUCCESSOR SHALL BE DULY APPOINTED AND QUALIFIED.

                                 PROPOSAL NO. 3

                       PROPOSAL TO APPROVE THE APPOINTMENT
                        OF INDEPENDENT PUBLIC ACCOUNTANT

     The Audit Committee of the Board of Directors has authorized and approved the appointment of the accounting firm of Brightman Almagor & Co. (a member of Deloitte Touche Tohmatsu International) to serve as our independent public accountant for the year ending December 31, 2005 and for the period commencing January 1, 2006 and until the next annual shareholders meeting. The Audit Committee of the Board of Directors believes that such appointment is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of our shareholders, the Audit Committee of the Board of Directors shall fix the remuneration of Brightman Almagor & Co. in accordance with the volume and nature of their services.

     A representative of Brightman Almagor & Co. will be invited to be present at the Meeting and will have an opportunity to make a statement, if so desired, and to respond to appropriate questions. In addition, the fees paid to Brightman Almagor & Co. for its year 2004 audit and non-audit services shall be reported to our shareholders at the Meeting.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:

     "RESOLVED THAT THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. (A MEMBER OF DELOITTE TOUCHE TOHMATSU INTERNATIONAL) AS THE INDEPENDENT PUBLIC ACCOUNTANT OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2005 AND FOR THE PERIOD COMMENCING JANUARY 1, 2006 AND UNTIL THE NEXT ANNUAL SHAREHOLDERS MEETING, AND THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES, IS HEREBY APPROVED."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the appointment of Brightman Almagor & Co. as the independent public accountant of the Company and the authorization of the Audit Committee to fix such auditors' remuneration.

     THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE INDEPENDENT PUBLIC ACCOUNTANT OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2005 AND FOR THE PERIOD COMMENCING JANUARY 1, 2006, AND THE AUTHORIZATION OF THE AUDIT COMMITTEE TO FIX SUCH AUDITORS' REMUNERATION.

                                 PROPOSAL NO. 4

             PROPOSAL TO APPROVE THE COMPENSATION TERMS OF OUR CHIEF
        EXECUTIVE OFFICER AND DIRECTOR MR. RUSSELL ELLWANGER, INCLUDING
                         THE CEO SHARE OPTION PLAN 2005

     Mr. Russell Ellwanger was appointed to serve as our Chief Executive Officer as of May 1, 2005. Thereafter, Mr. Ellwanger was elected by the Company's Board of Directors to serve as a member of the Company's Board of Directors until the annual meeting of the shareholders following such appointment. Mr. Ellwanger is a nominee for reelection as a director at the Meeting. Under Israeli law, the terms of service of members of the Board of Directors of the Company requires the approval of the Audit Committee, Board of Directors and Shareholders of the Company, in such order. Each of the Audit Committee and the Board of Directors of the Company has approved the terms of compensation for Mr. Ellwanger.

     COMPENSATION PACKAGE

     We have agreed to pay Mr. Ellwanger the following:

          o annual salary and social benefits of approximately $440,000, in addition to re-imbursement or payment of expenses related to and/or resulting from Mr. Ellwanger's relocation to Israel (which we estimate to be no more than $220,000);

          o a one-time hiring bonus of $150,000, which shall be returned in the event Mr. Ellwanger employment agreement is terminated either by Mr. Ellwanger for any reason or by us for cause, prior to April 30, 2006;

          o annual performance based bonus (in cash, shares and/or options) as determined by the Company's Board of Directors in their sole discretion;


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


          o life insurance benefits with a guarantee of $225,000 coverage, but up to $1,000,000 coverage assuming Mr. Ellwanger is eligible as determined by the applicable insurance company;

          o reimbursement for the difference between Mr. Ellwanger's payments to the Israeli tax authorities for the aggregate base salary and bonuses, and what he would have been obligated to pay if he would be receiving such payments in the United States.


     TERMINATION PROVISIONS

     Should Mr. Ellwanger voluntarily terminate his relationship with us, we will have the option for him to continue his services for up to three months and, if exercised, he shall receive all compensation for services performed during such period. Upon termination of service, either immediately or following such period, as applicable, Mr. Ellwanger shall receive payment of his salary through the last day of work and two times his accrued but unused and unredeemed vacation.

     Should we terminate Mr. Ellwanger's employment "without cause", we will have the option for him to continue his services for up to three months and, if we choose to do so, he shall receive all compensation for services performed during such period. Upon termination of service, either immediately or following such period, as applicable, Mr. Ellwanger shall receive salary through the last day of work and two times his accrued but unused and unredeemed vacation and severance benefits of a lump-sum payment of one year's base salary and reimbursement for the cost of his portion of the premium for continuation of his health benefits coverage under COBRA for him and his family on the same terms as during his employment for a period of 12 months following termination or until he accepts other employment.

     Should Mr. Ellwanger be terminated for "cause," we may immediately cease to pay him his compensation, but he shall still be entitled to salary through the last day of work and two times his accrued but unused and unredeemed vacation.

     OPTIONS PACKAGE

     We have also agreed to grant Mr. Ellwanger options to purchase up to 1,325,724 ordinary shares of the Company (representing 2% of the number of issued and outstanding shares of the Company as of April 30, 2005) at an exercise price of $1.56, which was the closing sales price of the Company's shares as reported by NASDAQ on the last trading day prior to the initial approval of the grant by the Board. Of such options, 662,862 were granted as ISOs (as defined below).

     In the event that on April 30, 2007, all options granted to Mr. Ellwanger (whether Mr. Ellwanger has exercised such options or sold the underlying shares) as of such date equal less than 1.2% of the total number of issued and outstanding shares of the Company as a direct result of equity financing of the Company consummated prior to such date (excluding exercise or conversion of rights to acquire the Company's securities existing on April 30, 2005), the Company shall grant Mr. Ellwanger additional options in order that all options granted to Mr. Ellwanger (whether Mr. Ellwanger has exercised such options or sold the underlying Ordinary Shares) shall equal such1.2% of the total number of issued and outstanding shares of the Company. The terms of such additional options shall be the same as the other options granted to Mr. Ellwanger, with the exception of exercise price (which shall be weighted average of the market price of the Company's ordinary shares on the dates the Company's Board of Directors approved each financing (commencing with the financing that causes Mr. Ellwanger's options to constitute less than the percentage set forth above), and vesting (which shall be as follows: 50% shall vest immediately, 25% shall vest on April 30, 2008 and 25% shall vest on April 30, 2009). One half of such additional options shall be ISOs (as defined below) and one half of such additional options shall be granted in accordance with the "Capital Gains Track" of Section 102 of the Israeli Tax Ordinance and the applicable regulations.

     Of the options granted to Mr. Ellwanger, 25% will vest at the end of each year of employment over four years. The vesting of the options will be subject to Mr. Ellwanger's serving as our Chief Executive Officer on the relevant vesting date. Upon a sale of all or substantially all of the Company's assets, the vesting shall be accelerated such that all options that were to vest over the 12 month period following the date such sale is consummated shall become immediately exercisable. Other than as set forth below, the options will be exercisable for a period of 10 years from the date of grant.

     In the event of the termination of Mr. Ellwanger's relationship with us, the options to be granted to Mr. Ellwanger will be treated as follows:

     o Should we terminate Mr. Ellwanger "without cause" all options that were to vest over the 12 months from the date of termination shall become fully vested and exercisable immediately upon such date of termination. All options that are vested and exercisable on the date of termination shall lapse and become unexercisable 60 days from such date.

     o Should we terminate Mr. Ellwanger for "cause," or should Mr. Ellwanger voluntarily terminate his relationship with us, all his options (including vested options) will terminate at such time.

     CEO OPTION PLAN

     The options are granted to Mr. Ellwanger pursuant to the Company's CEO Share Option Plan 2005 (the "Plan") under which the CEO of the Company who is an officer of a subsidiary is eligible and under which 1,325,724 shares are reserved for issuance. In order for the 662,862 options which may be granted as Incentive Stock Options ("ISOs"), within the meaning of Section 422 of the United States Internal Revenue Code to qualify as ISO's, shareholder approval of the Plan is required. A summary of the material features of the Plan is set forth below.

     The Plan is structured in order to allow for 662,862 options to qualify as Incentive Stock Options. As such, the Plan includes, among other things, various restrictions relating to the exercise price and holding period limitations which an optionee must satisfy to obtain favorable tax treatment for an ISOs. In general, there are no tax consequences to an optionee on the grant, vesting or exercise of an ISOs. Upon the subsequent qualifying sale or other disposition of the ISO shares, the optionee will be subject to tax at capital gains rates to the extent the selling price at the time of sale exceeds the amount the optionee paid to exercise the ISO.


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


     Additionally, the Plan conforms to certain Israeli tax regulations and as such, includes provisions relating to selling restrictions and the imposition of a trustee. As with the Company's other share option plans, the Plan will be in accordance with the "Capital Gains Track" pursuant to the provisions of Section 102 of the Israeli Tax Ordinance and the applicable regulations. This track allows for tax advantages to the optionee, however, it prevents the Company from being able to deduct any gain derived to the employee from such grant as an expense. In general, and subject to the terms of the Israeli Tax Ordinance and the applicable regulations, options will be taxed at capital gains rates on the date of sale of the underlying shares and/or on the date of the release of the options or such underlying shares from the trustee.

     The options vest in accordance with the option grant letter and will terminate if they are not exercised within 10 years after the date of grant.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:


          "RESOLVED TO APPROVE AND RATIFY EACH OF THE EMPLOYMENT AGREEMENT AND OPTION AGREEMENT BETWEEN THE COMPANY AND MR. RUSSELL ELLWANGER, , AND THE CEO SHARE OPTION PLAN 2005, WHICH PROVIDES FOR THE GRANT OF UP TO 662,862 OPTIONS AS ISOS, IN ACCORDANCE WITH THE TERMS AS DESCRIBED IN THE PROXY STATEMENT CIRCULATED IN CONNECTION WITH THE MEETING.

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of Mr. Russell Ellwanger's employment agreement and option agreement with the Company and the CEO Share Option Plan 2005.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF MR. RUSSELL ELLWANGER'S EMPLOYMENT AND OPTION AGREEMENTS WITH THE COMPANY AND THE CEO SHARE OPTION PLAN 2005.

                                 PROPOSAL NO. 5

                     PROPOSAL TO INCREASE THE NUMBER OF THE
                      COMPANY'S AUTHORIZED ORDINARY SHARES

     To ensure the availability of a sufficient number of authorized shares for issuance in connection with the anticipated raising of additional capital, the Board of Directors of the Company has approved the increase its authorized share capital from 250,000,000 shares, NIS 1.00 per share, to 500,000,000, NIS 1.00 per share.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:

     "RESOLVED TO INCREASE THE NUMBER OF THE COMPANY'S AUTHORIZED ORDINARY SHARES TO 500,000,000 AND AUTHORIZED SHARE CAPITAL TO NIS 500,000,000 AND TO AMEND THE COMPANY'S ARTICLES OF ASSOCIATION TO REFLECT SUCH INCREASE."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the increase in the Company's authorized share capital.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF AN INCREASE IN THE COMPANY'S AUTHORIZED ORDINARY SHARES TO 250,000,000 AND AUTHORIZED SHARE CAPITAL TO NIS 500,000,000.

                                 PROPOSAL NO. 6

         PROPOSAL TO AMEND THE COMPANY'S EMPLOYEE SHARE OPTION PLAN 2005

     On December 5, 2004, the shareholders approved the Company's Employee Share Option Plan 2005 (the "Plan") pursuant to which up to 210,000 options could be granted by the Company as Incentive Stock Options ("ISOs"). To date, the Company has granted 990,732 options as ISOs under the Plan and is contemplating granting up to an additional 399,268 options as ISOs under the Plan. As such, the Board of Directors has approved the amendment to Section 2.2 of the Plan by replacing such section in its entirety with the language set forth below and thus increasing the number of ISOs the Company may grant under the Plan to 1,390,000.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:

     "RESOLVED TO APPROVE THE AMENDMENT OF SECTION 2.2 OF THE COMPANY'S SHARE OPTION PLAN 2005 BY REPLACING IT IN ITS ENTIRETY WITH THE FOLLOWING:

          "THE TOTAL NUMBER OF ISO (AS DEFINED BELOW) OPTIONS THAT MAY BE GRANTED UNDER THIS PLAN IS 1,390,000 OPTIONS. ACCORDINGLY, THE MAXIMUM NUMBER OF UNDERLYING SHARES THAT MAY BE ISSUED AS A RESULT OF THE EXERCISE OF ISO OPTIONS GRANTED UNDER THIS PLAN IS 1,390,000"."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the amendment to the Company's Employee Share Option Plan 2005.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE AMENDMENT OF SECTION 2.2 OF THE COMPANY'S EMPLOYEE SHARE OPTION PLAN 2005.

                                 PROPOSAL NO. 7

            PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION TO REFLECT
         AMENDMENTS TO PROVISIONS OF THE COMPANIES LAW, AUTHORIZING THE
                COMPANY TO INDEMNIFY ITS OFFICERS AND DIRECTORS

     On March 17, 2005, the Israeli Companies Law was amended to provide, among other things, that a company is entitled to retroactively indemnify and undertake to indemnify in advance, its officers and directors in respect of: (i) monetary liability incurred by such officer or director; (ii) reasonable legal expenses incurred or charged by a court in certain proceedings brought against such officer or director or in a criminal prosecution ending in acquittal or conviction of an offense that does not require proof of criminal intent; (iii) reasonable legal expenses incurred by such officer or director due to an investigation or proceeding instituted and administered by certain authorities that was finalized without filing an indictment and without imposing a financial obligation in lieu of criminal proceedings or that imposes a financial obligation in lieu of criminal proceedings for a crime which does not require proof of criminal intent.

     In order to indemnify the Company's officers and directors in accordance with the amendment to the Companies Law, the Company is proposing to amend its Articles of Association by replacing Articles 138 and 139 of its Articles of Association in their entirety with the new articles set forth in the following resolution.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:

          "RESOLVED THAT ARTICLES 138 AND 139 OF THE COMPANY'S ARTICLES OF ASSOCIATION BE REPLACED IN THEIR ENTIRETY WITH THE FOLLOWING NEW
          ARTICLES:

138. SUBJECT TO THE PROVISIONS OF THE COMPANIES LAW -

     138.1 THE COMPANY MAY GIVE AN UNDERTAKING IN ADVANCE TO INDEMNIFY AN OFFICER THEREIN FOR AN OBLIGATION OR EXPENSE AS SPECIFIED IN ARTICLE 139 BELOW, IMPOSED ON OR INCURRED BY HIM IN CONSEQUENCE OF AN ACT OR OMISSION TO ACT IN HIS CAPACITY AS AN OFFICER OF THE COMPANY, PROVIDED THAT THE UNDERTAKING WITH RESPECT TO OBLIGATIONS SPECIFIED IN ARTICLE
          139.1 IS LIMITED TO EVENTS WHICH IN THE BOARD OF DIRECTORS' OPINION ARE FORESEEABLE IN VIEW OF THE COMPANY'S ACTIVITY AT THE TIME OF THE INDEMNITY UNDERTAKING, AND TO AN AMOUNT OR DEGREE WHICH THE BOARD OF DIRECTORS HAS DETERMINED IS REASONABLE IN THE CIRCUMSTANCES OF THE CASE (HEREINAFTER: "AN INDEMNIFICATION UNDERTAKING").

     138.2. WITHOUT DEROGATING FROM THE PROVISIONS OF ARTICLE 138.1 ABOVE, THE COMPANY MAY INDEMNIFY AN OFFICER THEREIN RETROACTIVELY, FOR AN OBLIGATION OR EXPENSE AS SPECIFIED IN ARTICLE 139 BELOW, IMPOSED OR INCURRED ON HIM IN CONSEQUENCE OF AN ACT DONE IN HIS CAPACITY AS AN OFFICER IN THE COMPANY.

139. THE INDEMNIFICATION UNDERTAKING OR INDEMNITY, AS MENTIONED IN ARTICLE 138 ABOVE, MAY BE GIVEN FOR AN OBLIGATION OR EXPENSE AS SPECIFIED IN SUB-ARTICLES 139.1 TO 139.4 BELOW, IMPOSED ON OR INCURRED BY THE OFFICER IN CONSEQUENCE OF AN ACT OR OMISSION TO ACT IN HIS CAPACITY AS AN OFFICER IN THE COMPANY, AS FOLLOWS:

     139.1 A MONETARY LIABILITY IMPOSED ON OR INCURRED BY THE OFFICER PURSUANT TO A JUDGMENT IN FAVOR OF ANOTHER PERSON, INCLUDING A JUDGMENT IMPOSED ON SUCH OFFICER IN A COMPROMISE OR IN AN ARBITRATION DECISION THAT WAS APPROVED BY A COURT OF LAW;

     139.2 REASONABLE LITIGATION EXPENSES, INCLUDING ATTORNEYS' FEES, INCURRED BY THE OFFICER DUE TO AN INVESTIGATION OR A PROCEEDING INSTITUTED AGAINST THE OFFICER BY AN AUTHORITY COMPETENT TO ADMINISTRATE SUCH AN INVESTIGATION OR PROCEEDING, AND THAT WAS FINALIZED WITHOUT THE FILING OF AN INDICTMENT AGAINST THE OFFICER AND WITHOUT ANY FINANCIAL OBLIGATION IMPOSED ON THE OFFICER IN LIEU OF CRIMINAL PROCEEDINGS; OR THAT WAS FINALIZED WITHOUT THE FILING OF AN INDICTMENT AGAINST THE OFFICER BUT WITH FINANCIAL OBLIGATION IMPOSED ON THE OFFICER IN LIEU OF CRIMINAL PROCEEDINGS OF A CRIME WHICH DOES NOT REQUIRE PROOF OF CRIMINAL INTENT.

     139.3 REASONABLE LITIGATION EXPENSES, INCLUDING ATTORNEYS PROFESSIONAL FEES, INCURRED BY THE OFFICER OR WHICH HE IS ORDERED TO PAY BY A COURT IN PROCEEDINGS FILED AGAINST HIM BY THE COMPANY OR ON ITS BEHALF OR BY ANOTHER PERSON, OR IN A CRIMINAL INDICTMENT OF WHICH HE IS ACQUITTED, OR IN A CRIMINAL INDICTMENT IN WHICH HE IS CONVICTED OF AN OFFENCE NOT REQUIRING PROOF OF CRIMINAL INTENT.

     139.4 ANY OTHER OBLIGATION OR EXPENSE FOR WHICH IT IS OR SHALL BE PERMITTED TO INDEMNIFY AN OFFICER. "

     The affirmative vote of the majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Resolution approving the amendment of the Company's Articles of Association. Under the Companies Law, the approval of this Resolution, requires either that: (i) the said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on the Resolution or (ii) the said majority, provided that the total votes cast in opposition to the Resolution by the disinterested shareholders does not exceed 1% of all the voting power in the Company. (Please see the definition of the term "Personal Interest" below.)

     Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest in connection with this Proposal 7 as a condition for his or her vote to be counted with respect to this Proposal 7. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 7, his, her or its vote with respect to this Proposal 7 will be disqualified. For this purpose, "Personal Interest" is defined as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but
(2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE AMENDMENT TO THE ARTICLES OF ASSOCIATION.

                                 PROPOSAL NO. 8

              PROPOSAL TO APPROVE AN AMENDMENT TO THE EXEMPTION AND
             INDEMNIFICATION AGREEMENT BETWEEN THE COMPANY AND ITS
                             OFFICERS AND DIRECTORS

     In order that the Company's Exemption and Indemnification Agreements with its officers and directors (the "Indemnification Agreement") reflect the recent amendment to the companies Law and the proposed amendment to the Company's Articles of Association, each of the Audit Committee and the Board of Directors have approved the amendment to the Indemnification Agreement to be entered into with the Company's officers and directors in the form attached hereto as EXHIBIT A.

     THE BOARD OF DIRECTORS WILL PRESENT THE FOLLOWING RESOLUTION AT THE
MEETING:

          "RESOLVED TO APPROVE THE INDEMNIFICATION OF THE OFFICERS AND DIRECTORS OF THE COMPANY TO THE MAXIMUM EXTENT PERMITTED BY THE COMPANIES LAW, AS AMENDED FROM TIME TO TIME, AND THE COMPANY'S ARTICLES OF ASSOCIATION, AS AMENDED FROM TIME TO TIME, BY AUTHORIZING AND EMPOWERING THE COMPANY TO ENTER INTO THE AMENDED EXEMPTION AND INDEMNIFICATION AGREEMENTS IN THE FORM CIRCULATED IN CONNECTION WITH THE MEETING."

     The affirmative vote of the majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the Resolution approving the amendment to the Indemnification Agreements. Under the Companies Law, the approval of this Resolution, requires either that: (i) the said majority include at least one-third of the voting power of the disinterested shareholders who are present in person or by proxy and who vote on the Resolution or (ii) the said majority, provided that the total votes cast in opposition to the Resolution by the disinterested shareholders does not exceed 1% of all the voting power in the Company.

     Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he, she or it has a Personal Interest (as defined in Proposal 7) in connection with this Proposal 8 as a condition for his or her vote to be counted with respect to this Proposal
8. If any shareholder casting a vote in connection hereto does not notify us if he, she or it has a Personal Interest with respect to this Proposal 8, his, her or its vote with respect to this Proposal 8 will be disqualified.

     THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE AMENDMENT OF THE EXEMPTION AND INDEMNIFICATION AGREEMENTS.

                   REVIEW OF THE COMPANY'S BALANCE SHEET AS OF
               DECEMBER 31, 2004 AND THE CONSOLIDATED STATEMENT OF
                         INCOME FOR THE YEAR THEN ENDED

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2004 and the Consolidated Statement of Income for the year then ended. This financial information may be obtained form the Company's website at www.towersemi.com under "Investor Relations". Copies will also be mailed to shareholders upon request to the Company at Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention: Corporate Secretary.

                             ADDITIONAL INFORMATION

     FOREIGN PRIVATE ISSUER. We are subject to the informational requirements of the United States Securities Exchange Act of 1934 (the "Exchange Act"), as amended, as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document that we file at the SEC's public reference room at 100 F Street N.E., N.W., Washington, D.C. 20549 U.S.A. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA, and the offices of the Israel Securities Authority at 22 Kanfei Nesharim Street, Jerusalem Israel, and the offices of the Tel Aviv Stock Exchange at 54 Ahad Ha'am Street, Tel Aviv Israel. All documents which we file on the SEC's EDGAR system are available for retrieval on the SEC's website at www.sec.gov. All documents which we file on the Israel Securities Authority's MAGNA system are available for retrieval on its website at https://magna.isa.gov.il.

     As a "foreign private issuer", we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

     ISA EXEMPTION. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the "Israeli Securities Law"), we have received from the Securities Authority of the State of Israel an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel a copy of each report that is filed in accordance with applicable U.S. law. These documents are available for inspection at our offices at Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel.

                                             By Order of the Board of Directors,

                                             EHUD HILLMAN
                                             Acting Chairman of the Board
                                             Migdal Haemek, Israel
                                             September 22, 2005

                                                                       EXHIBIT A

EXEMPTION AND INDEMNIFICATION AGREEMENT

Date:    ___________________

To:      ___________________

Re: EXEMPTION AND INDEMNIFICATION AGREEMENT

Whereas   It is in the best interest of Tower Semiconductor Ltd. (the
          "COMPANY") to retain and attract the most capable and talented persons as Officers as defined in the Israel Companies Law - 1999 ("OFFICERS") and,

Whereas The Company believes that in order to engage with such persons it must provide them with adequate protection through insurance, exemption and indemnification in connection with their service; and,

Whereas You are or have been appointed an Officer of the Company, and in order to ensure your continuing service with the Company in the most effective manner, the Company desires to provide for your exemption and indemnification, to the fullest extent permitted by law and subject to the terms hereof,

     NOW THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.   EXEMPTION

     1.1 Subject only to mandatory provisions of applicable law to the contrary, the Company hereby exempts you from your liability to any and all damage caused or to be caused to the Company as a result of a breach of your duty of care towards the Company.

     1.2  The exemption shall not be valid with respect to any of the following:

          1.2.1 any liability, with respect to which you are entitled to receive payment under an insurance policy, other than amounts which are in excess of the payment you are entitled to receive as aforesaid;

          1.2.2 any liability, with respect to which you are entitled to receive indemnification hereunder.

2.   INDEMNIFICATION

     2.1 Subject only to mandatory provisions of applicable law to the contrary, the Company shall indemnify you for any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 below, imposed on or incurred by you in consequence of an act or omission to act in your capacity as Officer of the Company ("INDEMNIFIABLE LIABILITIES"), provided that the Company's undertaking with respect to obligations specified in Section 2.1.1 below shall be limited to the types of events and the amount specified in APPENDIX "A" hereto.

                    2.1.1 any monetary obligation imposed on or incurred by you in favor of another person by a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

                    2.1.2 all reasonable litigation expenses, including
               advocates' professional fees, incurred by you or which you were ordered to pay by a court, in a proceeding filed against you by the Company or on its behalf or by another person, or in any criminal indictment in which you are acquitted, or in any criminal indictment in which you were convicted of an offence which does not require proof of criminal intent; and

                    2.1.3 all reasonable litigation expenses, including
               advocates' professional fees, incurred by you due to an investigation or a proceeding instituted against you by an authority competent to administrate such an investigation or proceeding that was "finalized without the filing of an indictment" (as defined in the Companies Law - 1999) against you "without any financial obligation imposed in lieu of criminal proceedings" (as defined in the Companies Law - 1999), or an investigation or proceeding that was finalized "without the filing of an indictment" against you with a "financial obligation imposed in lieu of criminal proceedings" of an offence which does not require proof of criminal intent.

     The above shall also apply to any obligation or expense specified in Sections 2.1.1, 2.1.2 and 2.1.3 above imposed on you in consequence of your service as Officer of a subsidiary of the Company (as defined in the Securities Law - 1968) ("SUBSIDIARY") or in consequence of your service as Officer in an affiliated company ("Chevra Mesunefet") (as defined in the Securities Law - 1968) ("AFFILIATE")

     2.2 The Company will not indemnify you for any Indemnifiable Liabilities with respect to which you are entitled to payment under an insurance policy or another indemnification agreement, other than amounts which are in excess of the amounts you are entitled to receive as aforesaid.

     2.3 If legal proceedings that may give rise to Indemnifiable Liabilities are initiated against you ("LEGAL PROCEEDINGS"), the Company will make available to you, from time to time, the funds required to cover all expenses and other payments in connection with the Legal Proceedings, so that you will not be required to pay them.

     2.4 If the Company pays to you or on your behalf any amount in accordance herewith, and it is thereafter established that you were not entitled to indemnification from the Company with respect to such amount, you will pay such amount to the Company upon the Company's first request, and in accordance with the payment terms the Company determines.

     2.5  NOTICES AND DEFENSE AGAINST SUITS

          2.5.1 You shall notify the Company of any Legal Proceedings and of all possible or threatened Legal Proceedings as soon as you become aware thereof, and deliver to the Company, or to such person as it shall direct you, without delay, all documents you receive in connection with such proceedings.

          2.5.2 The Company shall be entitled to assume your defense in respect of all Legal Proceedings and to use any attorney which the Company may choose for that purpose (except an attorney who is reasonably unacceptable to you).

          2.5.3 You will fully cooperate with the Company and/or its attorney in every reasonable way as may be required, including, but not limited to, the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto so that you will not be required to pay the same or to finance the same yourself.

          2.5.4 If the Company has notified you that it shall assume your defense with respect to a Legal Proceeding, it shall not indemnify you for expenses you incur in connection with such proceeding.

          2.5.5 The Company shall have the right to settle or to turn to arbitration with respect to Legal Proceedings.

          2.5.6 Notwithstanding the aforesaid, the Company shall not have the right to settle without your consent, not to be unreasonably withheld, unless the settlement in question is without admission of any responsibility or liability on your part and provides for a complete waiver of all respective claims against you.

          2.5.7 The Company will have no liability or obligation to indemnify you in the case of a settlement or initiation of arbitration proceedings by yourself, without the Company's prior written consent, which consent shall not be unreasonably withheld.

     2.6 For the removal of doubt, the Company's obligations hereunder shall not derogate from the Company's ability to indemnify you retroactively for any payment or expense as provided in Sections 2.1.1, 2.1.2 and
          2.1.3 above, without limitation to the types of events and the amount specified in Appendix "A".

     2.7  VALIDITY

          2.7.1 The Company's obligations hereunder will continue after termination of your office/employment, provided that the cause of action of the Legal Proceedings, which led to Indemnifiable Liabilities, is based on your action or omission to act during your office/employment.

          2.7.2 The Company's obligations hereunder shall also apply to Indemnifiable Liabilities related to Legal Proceedings the cause of action of which is based on your action or omission to act prior to execution hereof.

     2.8 This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

                                            Very truly yours,

                                            Tower Semiconductor Ltd.

                                            By:
                                            Title:




Accepted and agreed to, as of the date
first written above:

____________________
Name:

THE TYPES OF EVENTS SET FORTH BELOW MUST, IN THE OPINION OF THE BOARD, BE FORESEEN IN LIGHT OF THE COMPANY'S ACTIVITIES AT THE TIME THIS AGREEMENT IS SIGNED. ADDITIONALLY, A LIMIT TO THE AMOUNT OF, OR CRITERIA FOR, SUCH INDEMNIFICATION THAT THE BOARD DETERMINED IS REASONABLE UNDER THE CIRCUMSTANCES MUST BE SET.

APPENDIX "A"

1.   The Company's obligation to indemnify you is limited to the following:

     a. Actions in connection with the management of the Company's, its Subsidiaries and/or Affiliates' affairs, in the ordinary course of business.

     b. Matters connected with investments of the Company and/or Subsidiaries and/or Affiliates thereof in other entities, including transactions entered and actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate thereof as an Officer thereof, whether before or after the investment is made;

     c. Actions in connection with the merger, proposed merger, spin off or a corporate restructuring of the Company, a Subsidiary and/or an Affiliate thereof;

     d. Actions in connection with the sale or proposed sale of the operations and/or business and/or assets, or part thereof, of the Company, a Subsidiary and/or an Affiliate thereof;

     e. Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates thereof, and in connection with business relations of the Company, Subsidiaries and/or Affiliates thereof, including with employees, independent contractors, customers, suppliers and various service providers;

     f. Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates thereof, whether such policies and procedures are published or not.

     g. Actions taken pursuant to or in accordance with decisions of the board of directors or general meeting of the Company, or of its Subsidiaries or Affiliates.

     h. Actions taken in connection with the issuance of any type of securities of Company, or of its Subsidiaries or Affiliates, including, without limitation, the grant of options to purchase any of the same, or any other actions taken in connection with the Company's capital raising efforts.

     i. Actions taken in connection with the public relation and/or investor relation efforts of the Company, or of its Subsidiaries or Affiliates.

The total amount of indemnification for each case (including all matters connected therewith), shall not exceed 25% of the then current fully paid up equity of the Company and shall not be less than $15 million (in addition to and exclusive of any amounts paid under an insurance coverage).